UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42370

MEGA MATRIX INC.

Level 21, 88 Market Street

CapitaSpring

Singapore 048948

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

In connection with the previously-announced implementation of the Digital Asset Treasury (“DAT”) reserve strategy by Mega Matrix Inc. (the “Company”), the Company is providing an update to its disclosures and supplementing the risk factors previously disclosed in its Annual Report on Form 20-F for the year ended December 31, 2024, and as supplemented by the Company’s subsequent filings with the Securities and Exchange Commission (the “SEC”), with the below disclosures and risk factors. If any of the risk factors for the DAT strategy occurs, the business, financial condition, results of operation, and future prospects of the Company could be adversely affected, the trading price of the Company’s securities could decline, and investors could lose all or part of their investment. These risks are supplemental to those set forth in the Company’s filings with the SEC.

Except where the context otherwise requires or where otherwise indicated, the following terms shall mean:

●	“Company,” “we,” “MPU Cayman,” “us,” and “our” refer to the combined business of Mega Matrix Inc., and its consolidated subsidiaries, except where expressly noted otherwise or the context otherwise requires;

●	“Digital Asset” refers to any computer-generated math-based and/or cryptographic protocol that may, among other things, be used to buy and sell goods or pay for services. Cryptocurrency and stablecoin represent a type of digital asset;

●	“Exchange Act” refers the Securities Exchange Act of 1934, as amended;

●	“FunVerse” refers to the Company’s wholly-owned subsidiary FunVerse Holding Limited, a company incorporated under the laws of British Virgin Islands company;

●	“MPU Cayman” refers to Mega Matrix Inc., formerly known as Marsprotocol Inc., an exempted company incorporated under the laws of the Cayman Islands and a wholly owned-subsidiary of the Company;

●	“SEC” refers to the Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended; and

●	“Yuder” refers to FunVerse wholly-owned subsidiary Yuder Ptd, Ltd., a Company incorporated under the laws of Singapore.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase stablecoin governance token and other digital assets at the price that we want; ability to implement the strategic expansion into the stablecoin sector, ability to implement the new business strategy with a focus on stablecoin governance token and ability to create value; the regulatory volatility on stable coins and governance tokens, ability to obtain additional financing in the future to fund capital expenditures and our digital asset treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the heading “Risk Factors” in documents filed by the Company with the SEC, including the Company’s latest annual report on Form 20-F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in ENA token, Bitcoin and/or Ethereum, including ENA token’s, Bitcoin’s and Ethereum’s volatility; and risk of implementing a new treasury strategy focusing on ENA token. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report.

Digital Asset Treasury Reserve Strategy

On May 30, 2025, the Board of Directors of the Company (the “Board”) first adopted a digital assets treasury (“DAT”) reserve strategy to hold BTC and ETH, which was adjusted on August 21, 2025 to focus on leading stablecoins (such as Ethena token USDe) and their governance tokens (such as Ethena governance token, or ENA) as our primary treasury assets. On September 30, 2025, the Board updated our DAT strategy from holding leading stablecoins tokens and their governance tokens to on a “dual-engine” approach consisting of:

(a)	Stable Yield, through holding a basket of stablecoins and deploying them into low-risk decentralized finance (“DeFi”) strategies to generate recurring income; and

(b)	Growth Potential, through allocation to governance tokens of leading stablecoin protocols, aiming to capture long-term upside in the stablecoin sector.

In addition, depending on market conditions, we may continue to purchase, hold, or sell BTC, ETH, and other Digital Assets. We may engage in protocol staking and liquid staking activities (“Staking Activities”) with a portion of the Digital Assets we hold, to the extent such Digital Assets are unencumbered and eligible for such activities. Staking Activities typically involve delegating our eligible Digital Assets to one or more third-party validators of the applicable blockchain network through one or more custodians and/or other service providers, or deploying our eligible Digital Assets on one or more third-party DeFi protocols. Generally, when we engage in Staking Activities, we will earn protocol staking rewards or other compensation (e.g., a share of a DeFi protocol’s revenue), net of service fees. In some instances, our staked Digital Assets may be subject to a bonding period, meaning, we will be unable to freely withdraw or otherwise un-bond our staked Digital Assets.

As a result of our updated DAT strategy, subject to market conditions and anticipated needs of our business, we may purchase and/or sell cryptocurrencies such as BTC, ETH, USDe, ENA, and other stablecoin and stablecoin governance tokens to adjust our holdings. However, we do not plan to integrate cryptocurrencies into our short drama streaming platform known as “FlexTV” operated by Funverse, our indirect wholly-owned subsidiary. Our DAT strategy and DAT reserve will also not be used to support our streaming business or customers, which will remain a separate segment operated by Funverse.

Amid increasingly clear regulatory frameworks for stablecoins, we believe that this sector is entering into a phase of accelerated development. As multiple countries introduce regulations and integrate stablecoins into their financial systems, the issuance volume of stablecoins is poised for exponential growth.

A key aspect of our DAT strategy is to raise capital to be used to increase our positions in stablecoins in a manner which is accretive to shareholders. This can come in the form of equity, equity-linked debt, or other forms of offerings designed to maximize shareholder exposure to stablecoins within a prudent risk management framework.

We intend to allocate existing funds and capital to purchase ENA, USDe, BTC and other qualified digital assets pursuant to our dual-engine DAT strategy. Capital deployment will be gradual and subject to position limits, liquidity buffers, and drawdown controls. We plan to generate profit from our dual-engine DAT strategy through (i) capital appreciation of long-term strategic holdings; and (ii) engaging in Staking Activities to generate income. Our goal is to acquire and grow our overall positions for the digital assets that we hold and generate recurring yield on our digital asset holdings. Although our DAT strategy is intended for long-term holding for growth, we may monetize or rebalance our digital asset portfolio from time to time to meet liquidity needs, manage risk, or support operational or strategic initiatives. All such actions are subject to management review and, where appropriate, board oversight.

Tokenomics considerations for assets we hold or may acquire, including supply, issuance and peg maintenance, are discussed below.

Our DAT asset strategy is not intended to materially alter our short drama streaming business.

Our Digital Assets Holdings

We intend to acquire and hold digital assets totaling approximately $6.5 million in ENA and $3 million in BTC through the use of proceeds of the private placement we closed in July 2025. As of September 30, 2025, we have used approximately $7.6 million of such proceeds to purchase 8,916,805 ENA and 12 BTC. The company has not identified what other digital assets we intend to acquire using the remaining proceeds of the private placement we closed in July 2025. The Board plans to discuss and identify other digital assets the Company will acquire and hold by the end of 2025.

During the period between May 30, 2025 and September 30, 2025, we purchased a total of approximately 12 BTC at an aggregate purchase price of approximately $1,263,348 for an average purchase price of approximately $105,279 per BTC, inclusive of fees and expenses. We did not sell any BTC during the period between May 30, 2025 and September 30, 2025. As of September 30, 2025, at 4:00 p.m. Eastern Time, the market price of one BTC reported on the CoinMarketCap (our principal market data provider) was $114,056.

During the period between May 30, 2025 and September 30, 2025, we purchased a total of approximately 40 ETH at an aggregate purchase price of approximately $98,5000 for an average purchase price of approximately $2,462 per ETH, inclusive of fees and expenses. We sold all of our ETH during the period between May 30, 2025 and September 30, 2025 for an aggregate price of approximately $169,928 for an average price of approximately $4,248 per ETH. As of September 30, 2025, at 4:00 p.m. Eastern Time, the market price of one ETH reported on the CoinMarketCap (our principal market data provider) was $4,146.

During the period between August 21, 2025 and September 30, 2025, we purchased a total of approximately 500,000 USDe at an aggregate purchase price of approximately $500,000 for an average purchase price of approximately $1.00 per USDe, inclusive of fees and expenses. During the period between August 21, 2025 and September 30, 2025, we purchased a total of approximately 8,916,805 ENA at an aggregate purchase price of approximately $6,435,184 for an average purchase price of approximately $0.72 per ENA, inclusive of fees and expenses and reflecting $1,451,582 in cumulative impairment losses attributable to the digital assets trading price fluctuations. We did not sell any USDe or ENA during the period between August 21, 2025 and September 30, 2025. As of September 30, 2025, at 4:00 p.m. Eastern Time, the market price of one USDe reported on the CoinMarketCap (our principal market data provider) was $1.00, and the market price of one ENA reported on CoinMarketCap (our principal market data provider) was $0.56.

As of September 30, 2025, we carried $6,852,274 of digital assets on our balance sheet, consisting of approximately (i) 12 BTC, (ii) 0 ETH , (iii) 8,916,805 ENA, and (iv) 500,000 USDe, and reflecting $1,274,829 in cumulative impairment losses attributable to the digital assets trading price fluctuations.

Due in particular to the volatility in the price of Digital Assets such as USDe, ENA, BTC, and ETH, we expect our adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our Digital Assets on our balance sheet. Because we intend to purchase Digital Assets in future periods and increase our overall holdings of Digital Assets, we expect that the proportion of our total assets represented by our digital assets will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

As a result of our adoption of ASU 2023-08, as of September 30, 2025, we are required to apply a cumulative-effect net decrease to the opening balance of our retained earnings of $1,274,829.

Overview of Bitcoin and the Bitcoin Ecosystem

Bitcoin is a digital asset that is issued by and transmitted through an open-source protocol, known as the bitcoin protocol, collectively maintained by a peer-to-peer network of decentralized user nodes. This network hosts a public transaction ledger, known as the bitcoin blockchain, on which bitcoin holdings and all validated transactions that have ever taken place on the bitcoin network are recorded. Balances of bitcoin are stored in individual “wallet” functions, which associate network public addresses with one or more “private keys” that control the transfer of bitcoin. The bitcoin blockchain can be updated without any single entity owning or operating the network.

New bitcoin is created and allocated by the bitcoin protocol through a “mining” process that rewards users that validate transactions in the bitcoin blockchain. Validated transactions are added in “blocks” approximately every ten minutes. The mining process serves to validate transactions and secure the bitcoin network. Mining is a competitive and costly operation that requires a large amount of computational power to solve complex mathematical algorithms. This expenditure of computing power is known as “proof of work.” To incentivize miners to incur the costs of mining bitcoin, the bitcoin protocol rewards miners that successfully validate a block of transactions with newly generated bitcoin.

The bitcoin protocol limits the total number of bitcoin that can be generated over time to 21 million. As of the date of this prospectus supplement, the reward for miners that successfully validate a block of transactions is 3.125 bitcoin per mined block. After every 210,000 blocks are mined, the reward from validating transactions is “halved.” A halving has historically occurred approximately every four years, and the next halving is expected to occur in April 2028.

Mining requires the use of specialized computers equipped with application-specific integrated circuit (ASIC) chips (known as “miners”) to solve complex cryptographic algorithms in support of the bitcoin blockchain (in a process known as “solving a block”) in exchange for digital asset rewards (to date, only bitcoin). The industry practice is for miners to participate in “mining pools” organized by “mining pool operators” in which all pool participants share mining power (known as “hashrate”) to earn digital asset rewards which are shared among pool members. The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. We only use mining pools that pay rewards under the Full-Pay-Per-Share Method, which pays rewards to members based on the member’s hashing power contributed to the pool each day times the difficulty index.

According to CoinmarketCap data, as of September 30, 2025, the circulating supply of BTC is estimated to be around 19.9 million coins. In 2024, the price of bitcoin fluctuated from a low of below $40,000 to a high exceeding $106,000, an intra-year fluctuation of more than 160%. In 2025, bitcoin recorded a high of approximately $126,000 and a low near $74,500, implying an estimated price change of about 70 % between those extremes.

Overview of Ethereum and the Ethereum Ecosystem

Ethereum is a decentralized, open-source blockchain platform that enables the creation and execution of smart contracts and decentralized applications (dApps). Ether (or ETH) is the native cryptocurrency of the Ethereum network and is used to pay for transaction fees and computational services on the network. Launched in 2015, Ethereum was designed to expand upon the capabilities of earlier blockchain technologies by supporting programmable, self-executing contracts that do not require intermediaries.

Ethereum is the second-largest blockchain platform by market capitalization, following Bitcoin. It is widely regarded as the leading platform for smart contracts and dApp development. In recent years, the Ethereum ecosystem has experienced significant growth, with thousands of dApps, a robust developer community and a rapidly expanding DeFi sector. As of 2024, Ethereum hosts the majority of DeFi protocols by total value locked (TVL) and is the primary platform for NFT issuance and trading. Ethereum is increasingly being integrated into traditional financial systems, with growing interest from institutional investors, enterprises and governments. The network’s programmability and security have made it a preferred choice for tokenization and digital asset issuance. The Ethereum community continues to pursue upgrades aimed at improving scalability, security and usability. Notable initiatives include the implementation of sharding and layer-2 scaling solutions, which are expected to further enhance network performance and reduce transaction costs. However, the Ethereum ecosystem is subject to various risks, including regulatory uncertainty, technological challenges, competition from other blockchain platforms, and potential vulnerabilities in smart contract code. The value of ETH and the success of the Ethereum network depend on continued adoption, technological advancement, and the ability to address these risks effectively.

Some of the key features and capabilities that distinguish Ethereum as a leading decentralized blockchain platform, include but are not limited to: (1) Ethereum’s Smart Contracts: self-executing agreements with the terms directly written into code. These contracts automatically execute transactions when predefined conditions are met, reducing the need for third-party oversight; (2) Decentralized Applications (dApps): Developers can build and deploy dApps on the Ethereum platform, enabling a wide range of use cases, including decentralized finance (DeFi), non-fungible tokens (NFTs), gaming, supply chain management and more; (3) Programmability: Ethereum’s Turing-complete programming language, Solidity, allows for complex logic and a broad array of applications, making it a foundational platform for blockchain innovation; and (4) Transition to Proof-of-Stake: In September 2022, Ethereum transitioned from a proof-of-work (PoW) to a proof-of-stake (PoS) consensus mechanism, significantly reducing its energy consumption and enabling new features such as staking.

The Ethereum ecosystem includes, among its participants: (1) developers – a global community contributing to the Ethereum protocol by building dApps and creating new use cases for the network; (2) validators – responsible for securing the network by proposing and attesting to new blocks in exchange for rewards in ETH; (3) users – individuals and organizations that use Ethereum for a variety of purposes (e.g., transferring value, interacting with dApps and participating in DeFi protocols); (4) enterprises and institutions - businesses and institutions exploring or utilizing Ethereum for enterprise solutions, tokenization and blockchain-based services; and (5) miners (historical) - prior to the transition to PoS, miners played a key role in validating transactions and securing the network.

ETH does not have a fixed maximum supply under the protocol and issues new ETH continuously as rewards to validators, less burns under EIP-1559. ETH has at times been net-inflationary and at other times net-deflationary depending on network activity. The rate at which new ETH are issued and put into circulation is expected to vary. In September 2022 the Ethereum network converted from proof-of-work to a new proof-of-stake consensus mechanism. In addition, the issuance of new ether could be partially or completely offset by the burn mechanism introduced by the EIP-1559 modification, under which ether are removed from supply at a rate that varies with network usage. A high usage scenario can create an environment where the circulating ETH supply decreases. A higher burn rate than issuance rate results in the net removal of ETH from the circulating supply. EIP-1559 has reduced the total net issuance of ether fees to validators. Future updates may impact the supply of or demand for ETH or its price.

According to CoinmarketCap data, as of September 30, 2025, the circulating supply of ETH is estimated to be around 120.7 million coins. In 2021, ETH rose from about $730 to a peak of $4,815 (an approximate 559% range), reflecting DeFi and NFT speculation and macro-regulatory events. These episodes illustrate that Ethereum’s price can move several-fold within a year, creating material risk and uncertainty for any business or asset exposed to ETH valuation. In 2024, the price of ETH experienced extreme volatility, plunging to a low of $2,193 and surged to a peak to $4,070, representing an intra-year swing of over 82%. In 2025, ETH recorded a high of approximately $4,950 and a low near $1,380, implying a massive price surge of 260% from bottom to peak.

Overview of ENA (Ethena Governance Token)

Creation and Purpose of ENA

$ENA is the native governance token of Ethena Labs, governing the Ethena protocol and its critical decisions. $ENA holders can vote bi-annually to elect members to a Risk Committee, and in the future additional committees performing critical roles within the ecosystem. In this framework, $ENA governance tokenholders are able to delegate everyday decision-making with respect to key aspects of the ecosystem to sophisticated, expert-level stakeholders - most of whom provide advisory and similar services to other projects and protocols in the industry - while retaining transparency during the process. (Source: Ethena Docs 2025/10 - https://docs.ethena.fi/ena)

Supply and Distribution of ENA

●	Initial Total Supply: 15 billion $ENA (fixed cap at genesis).

●	As of Oct 10th, 2025, $ENA has an Unlocked Circulating Supply (UCS) of ~7.15B $ENA (% unlocked 47.71%) with an Unlocked Market Cap (UMC) of ~$4.03B.

According to CoinmarketCap historical data, in 2024, ENA’s all-time high was approximately $1.52 (around April 2024). The lowest noted price in the cycle was as low as approximately $0.196 (September 2024). That represents a drawdown of approximately -87 % from high to low. Because of the relatively short trading history, but already extreme variability, reliance on ENA’s price stability or predictability introduces heightened risk to any business model that depends on it. In 2025, ENA recorded a high of approximately $0.80 and a low near $0.13, implying an estimated price surge of about 515% from bottom to high.

Overview of USDe (Ethena Synthetic Dollar)

Creation Mechanism of USDe

Ethena’s synthetic dollar, USDe, provides the crypto-native, scalable solution for money achieved by delta-hedging Bitcoin, Ethereum and other governance-approved spot assets using perpetual and deliverable futures contracts, as well as holding liquid stables such as USDC and USDT. (Source: Ethena Docs 2025/10 - https://docs.ethena.fi/)

Supply and Circulation of USDe

●	Current Circulating Supply (as of Oct 10th 2025): ~14.66 billion USDe.( Source: Ethena HP 2025/10 https://ethena.fi/ )

●	Mint/Burn Model:

o	A whitelisted user provides ~$100 of USDT and receives ~100 newly-minted Use atomically in return less the gas & execution costs to execute the hedge.

o	Slippage & execution fees are included in the price when minting & redeeming. Ethena earns no profit from the minting or redeeming of USDe.

o	The protocol opens a corresponding short perpetual position for the approximate same notional dollar value on a derivatives exchange.

(Source: Ethena Docs 2025/10 - https://docs.ethena.fi/how-usde-works

Stability Mechanism of USDe

USDe peg stability is supported through the use of delta hedging derivatives positions against protocol-held backing assets, maintaining a relatively stable value with reference to the value spot crypto assets as well as futures positions.

The inclusion of liquid stables (such as USDC and USDT) enhances the efficiency of the delta hedging process, while also potentially acting as a safeguard in bear markets when funding rates and futures basis are suboptimal. Liquid stables may earn rewards depending on where they are held, potentially enhancing overall protocol revenue. (Source: coinmarketcap - https://coinmarketcap.com/currencies/ethena/#token_unlocks )

Other Digital Assets

As of the date of this current report, we do not hold any digital assets other than BTC, ENA and USDe.

Consultants and Advisers

The Board, in the future, may exploring holding other digital assets as a part of the DAT strategy, and my engage strategic consultants and third party advisors in the execution of the DAT strategy. However, as of the date of this current report, apart from the use of third-party qualified custodians for the holding of our current Digital Assets portfolio, we have not engaged any strategic consultants or third party advisors.

Custodians

We do not self-custody and only utilize third-party qualified custodians to hold our Digital Assets. Our BTC, ENA and USDe are currently held in custody accounts with two institutional custodian platforms at Matrixport Cactus Custody (“Cactus Custody”) and Anchorage Digital Bank N.A. (“Anchorage”), pursuant to written custody agreements whereby Cactus Custody and Anchorage have agreed to custody and safeguard our Digital Asset holdings and/or execute trading on our behalf. We retain the cryptographic keys, title and control of our digital assets. From time to time, under our discretion, our custodians will execute buy, sell and convert trade transactions on our behalf. As of September 30, 2025, we deposited approximately $8,434,700 of digital assets including 12 BTC, 8,916,805 ENA, 500,000 USDe and 1,582,426 USDT at Cactus Custody and deposited 500,010 USDT at Anchorage.

Under the Custody Agreement with Cactus Custody, Cactus Custody acts solely as an independent custodian responsible for holding, safeguarding, and maintaining accurate records of the Company’s digital assets and related accounts. Cactus Custody is required to exercise reasonable care in the custody of assets and to maintain complete and accurate books and records in accordance with applicable law. Cactus Custody is authorized to disclose account information to regulators or law enforcement when required by applicable laws or court orders. Cactus Custody and its affiliates maintain insurance coverage up to $50,000,000 in the aggregate for digital asset crime for losses from digital assets exposures including physical harm, malicious damage, robbery and theft. However, sub-limits may apply to certain types of transactions, such as those lacking manual verification.

The Agreement includes comprehensive anti–money laundering and “know-your-customer” provisions. The Company and all authorized users must complete Cactus Custody’s AML/KYC procedures and promptly provide updated documentation or information upon request, as well as disclose any sanctions exposure or regulatory investigations.

Cactus Custody may facilitate connections to third-party staking platforms at the Company’s discretion and may charge an additional service fee for such connections. Cactus Custody expressly disclaims investment or advisory responsibility for any staking-related losses. The Agreement has an initial twelve-month term and renews automatically unless terminated in accordance with its notice provisions; either party may terminate for cause or by written notice subject to applicable conditions.

Separately, the Company also engages Anchorage for institutional-grade custody and settlement services. According to Anchorage’s insurance and service disclosure, Anchorage provides custody, settlement, staking, and governance services, while Anchorage Hold LLC provides digital-asset trading services. Digital assets held with Anchorage are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”), and Anchorage does not guarantee any digital assets held in custody. Anchorage and its affiliates maintain extensive commercial insurance coverage, including Crime coverage up to $100 million, Cyber / Technology Errors & Omissions coverage of $1 million, General Liability coverage of $4 million, and Workers’ Compensation and Employer’s Liability coverage up to statutory limits plus $1 million.

The Company selected these custodians after evaluating their regulatory standing, institutional infrastructure, insurance coverage, and operational controls. Both custodians maintain comprehensive compliance programs and provide transparent reporting mechanisms that enable the Company to segregate and monitor its digital assets. The Company may terminate either relationship at any time subject to contractual notice and settlement of outstanding fees.

However, in the future, we may engage other custodians to further diversify the custody of our Digital Assets. We could have a high concentration of Digital Assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, comprised access credentials, malware, or cyberattacks. Security breaches and cyberattacks are of particular concern with respect to our Digital Asset holdings. Digital Assets and the entities that provide services to participants in the Digital Asset ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For a discussion of risks relating to the custody of our digital assets, see “Risk Factors—We face risks relating to the custody of our Digital Assets, including the loss or destruction of private keys required to access our Digital Assets, and cyberattacks or other data loss relating to our Digital Assets.”

Risks Related to our Digital Assets Treasury Reserve Strategy and Staking

While all investments entail a risk of loss of capital, investments in digital assets such as USDe, ENA, BTC, ETH, and other cryptocurrencies, tokens, and rights of a similar nature (collectively referred to as, “Digital Assets”) should be considered substantially more speculative and significantly more likely to result in a loss, including a total loss of capital, than many other forms of investment. The investment characteristics of Digital Assets differ from those of many traditional currencies, commodities, and securities. A particular Digital Asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty, and if we are unable to properly characterize a Digital Asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, results of operations and/or financial condition.

The SEC and its staff have taken the position that certain Digital Assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given Digital Asset is a security is a highly complex, fact-driven analysis and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular asset as a security. With respect to our digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular asset could be deemed a “security” under applicable laws. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

The classification of a Digital Asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale and trading of such assets. For example, a Digital Asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade Digital Assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”), in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements. As a result, certain Digital Assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Further, various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of Digital Assets as “securities.

We have adopted risk-based policies and procedures to analyze whether the Digital Assets that we hold and sell for our own account could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, regarding the likelihood that a particular Digital Asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us is a “security” under applicable laws. If the Digital Assets mined, staked, and/or held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such Digital Assets in the global markets.

Digital Assets have historically experienced, and are expected to continue to experience, high price volatility which may influence our financial results and the market price of our Class A Ordinary Shares.

Digital Assets like ENA, USDe, BTC, and ETH have historically experienced, and are expected to continue to experience, high price volatility. Such price fluctuations are likely to influence our financial results and the market price of our Class A Ordinary Shares. Our financial results and the market price of our Class A Ordinary Shares would be adversely affected, and our business and financial condition would be negatively impacted, if the price of Digital Assets we hold decrease substantially, including as a result of:

●	decreased user and investor confidence in digital assets, including due to the various factors described herein;

●	investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of digital assets by large holders, and (iii) actual or perceived manipulation of the spot or derivative markets for digital assets or spot digital asset ETPs;

●	negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, Digital Assets or the broader Digital Assets industry;

●	changes in consumer preferences and the perceived value or prospects of Digital Assets;

●	competition from other Digital Assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;

●	a decrease in the price of other Digital Assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for digital assets purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price Digital Assets like ENA, a stablecoin governance token, and other digital assets like BTC or ETH, or adversely affect investor confidence in Digital Assets generally;

●	the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of substantial amounts of BTC from BTC wallets attributed to Mr. Nakamoto or other “whales” that hold significant amounts of BTC;

●	disruptions, failures, unavailability, or interruptions in service of trading venues for Digital Assets, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection;

●	the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other Digital Asset industry participants;

●	regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of Digital Assets, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other Digital Assets industry participants from operating in a manner that allows them to continue to deliver services to the Digital Assets industry;

●	further reductions in mining rewards of Digital Assets, including block reward halving events, which are events that occur after a specific period of time that reduce the block reward earned by “miners” who validate digital assets transactions, or increases in the costs associated with Bitcoin mining, including increases in electricity costs and hardware and software used in mining, that may cause a decline in support for the Digital Asset networks;

●	transaction congestion and fees associated with processing transactions on the cryptocurrency blockchain network;

●	macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions, and fiat currency devaluations;

●	developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the cryptocurrency blockchain becoming insecure or ineffective; and

●	changes in national and international economic and political conditions, including, without limitation, the adverse impact attributable to the economic and political instability caused by the current conflict between Russia and Ukraine and the economic sanctions adopted in response to the conflict, and the potential broadening of the Israel-Hamas conflict to other countries in the Middle East.

As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. For example, the bitcoin price (in U.S. dollars) declined by over 60% during 2022 and a number of digital asset exchanges collapsed. In 2023, the digital asset market experienced a partial recovery, but still faced significant volatility amid regulatory scrutiny. U.S. media news outlets reported at the time that this sharp decline, the collapse of a number of digital asset exchanges, together with other factors, may have had an effect on public confidence in digital assets and digital asset exchanges. In 2024, the price of bitcoin fluctuated from a low of below $40,000 to a high exceeding $106,000, an intra-year fluctuation of more than 160%. ETH experienced similar volatility. In 2021, ETH rose from about $730 to a peak of $4,815 (an approximate 559% range), reflecting DeFi and NFT speculation and macro-regulatory events. These episodes illustrate that Ethereum’s price can move several-fold within a year, creating material risk and uncertainty for any business or asset exposed to ETH valuation. In 2024, the price of ETH experienced extreme volatility, plunging to a low of $2,193 and surged to a peak to $4,070, representing an intra-year swing of over 82%

ENA and USDe are relatively new digital assets as they were launched in 2024. However, as with other digital assets, both ENA and USDe have seen significant price fluctuations. For example, ENA likewise exhibits significant price volatility. According to CoinmarketCap historical data, in 2024, ENA’s all-time high was approximately $1.52 (around April 2024). The lowest noted price in the cycle was as low as approximately $0.196 (September 2024). That represents a drawdown of approximately -87 % from high to low. Because of the relatively short trading history, but already extreme variability, reliance on ENA’s price stability or predictability introduces heightened risk to any business model that depends on it.

While stablecoins are generally designed to maintain a fixed value (e.g., 1 USDe ≈ $1.00), this peg is nevertheless subject to risks arising from market stress, liquidity disruptions, and exchange-specific pricing anomalies. On October 11, 2025, the Ethena-issued USDe briefly lost its dollar peg and fell to approximately $0.65 on the Binance exchange, amid a broader crypto-market liquidation of roughly $19 billion triggered by cascading liquidations across derivatives platforms. Importantly, the de-peg was largely confined to Binance—on other major trading venues, including decentralized exchanges, USDe traded much closer to parity, generally fluctuating within a few percentage points of $1.00. Post-event analyses by market participants indicated that the episode was driven in part by an internal pricing or oracle synchronization issue specific to Binance, rather than by an actual shortfall of collateral or a structural deficiency in the USDe protocol itself.

These movements highlight that digital assets continue to exhibit substantially greater volatility than traditional asset classes. This characteristic was underscored during October 10 to 11, 2025 market correction, when major digital-asset exchanges experienced widespread liquidations. On October 10, 2025, BTC registered an intraday range of about 14.7 % and closed roughly 7 % lower from its opening level, while ETH experienced a 21.7 % intraday range and ended approximately 12 % lower. During the same period, ENA reflecting its higher beta sensitivity, saw intraday ranges of about 46.8 % on October 10, 2025, and 47 % on October 11, 2025, posting daily losses of roughly 12 to 20 % across the two days.

In view of the rapidly evolving nature of our business and the digital asset industry, period-to-period comparisons of our operating results may not be meaningful, and shareholders should not rely upon them as an indication of future performance. Expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our Class A Common Share price may increase or decrease significantly.

Our operating results will be dependent on the price of Digital Assets that we own. If such price declines, our business, operating results, and financial condition would be adversely affected.

A decline in the market value of Digital Assets or in the demand for trading digital assets could lead to a corresponding decline in the value of our Digital Assets, the number of transactions on the relevant blockchain network and, as such, the opportunities to earn block rewards and transaction fees, and could adversely affect our business, operating results and financial condition. Any decline in the volume of Digital Asset transactions, the price of Digital Assets, or market liquidity for Digital Assets generally may adversely affect our operating results. As part of our Digital Asset treasury strategy, we will have significant investments in ENA, BTC, ETH, and other Digital Assets. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of Digital Asset, and financial contracts linked to thereto.

The price and trading volume of any Digital Asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Future fluctuations in trading prices of the Digital Assets that we hold may increase the price volatility or affect the value of Digital Assets we acquire or hold, which could materially and adversely affect our business operations, financial performance, and prospects. There is no assurance that any Digital Asset will maintain its value or that there will be meaningful levels of trading activities to support markets in any Digital Asset.

Digital Assets are novel assets, and are subject to significant legal, commercial, regulatory, and technical uncertainty.

Digital Assets, including but not limited to, stablecoin governance tokens like ENA are relatively novel and are subject to rapidly evolving legal, commercial, regulatory, and technical landscapes. Because the application of federal and state securities and other applicable laws, regulations, and rules (“Applicable Law”) remain unsettled in several material respects, there is substantial risk that a governmental or regulatory authority could adopt or interpret Applicable Law in a manner that adversely affects the price of Digital Assets. Increased regulatory scrutiny may result in additional costs for us and may require our management team to devote increased time and attention to regulatory matters, change aspects of our business, or result in limits on the utility of Digital Assets. Moreover, the regulatory landscape with respect to Digital Assets is rapidly changing and we may be required to comply with any new laws, regulations, or interpretations, which may result in heightened regulatory and compliance related costs, litigation, regulatory investigations, and enforcement or other actions. Adverse changes to, or our failure to comply with Applicable Law may have an adverse effect on our reputation, brand, our business, operating results, and financial condition. Further, if any of our Digital Assets are determined to constitute a security for purposes of U.S. federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of the Digital Assets we hold.

The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Digital Assets or the ability of individuals or institutions such as us to own or transfer Digital Assets. Regulatory authorities have been evolving in their approach to Digital Assets. It is not possible to predict whether, or when, any of these developments will lead to U.S. Congress granting additional authorities to the SEC or other regulators, or whether any other federal, state, or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional authorities, how additional legislation or regulatory oversight might impact the ability of Digital Asset markets to function or the willingness of financial and other institutions to continue to provide services to the Digital Assets industry, nor how any new regulations or changes to existing regulations might impact the value of Digital Assets generally and any Digital Assets we hold specifically. The consequences of increased regulation of Digital Assets and Digital Asset-related activities could adversely affect the market price of any Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares.

Moreover, the risks of engaging in a Digital Asset treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the Digital Assets industry in general, and the use and acceptance of stablecoin governance tokens like ENA, in particular, may also impact the price of stablecoin governance tokens and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of Digital Assets may depend, for instance, on public familiarity with Digital Assets, ease of buying, accessing, or gaining exposure to digital assets, institutional demand for digital assets as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for Digital Assets as a means of payment, and the availability and popularity of alternatives to Digital Assets. Even if growth in Digital Asset adoption occurs in the near or medium-term, there is no assurance that usage of Digital Assets we hold, including ENA, BTC, and ETH, will continue to grow over the long-term.

Because Digital Assets have no physical existence beyond the record of transactions on their respective blockchains, a variety of technical factors related to the blockchain could also impact the price of any given Digital Asset. For example, malicious attacks by miners, inadequate staking and/or mining fees to incentivize validating of digital asset transactions, hard “forks” of the blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the blockchain and negatively affect the price of the Digital Assets. The liquidity of Digital Assets may also be reduced and damage to the public perception of stablecoin governance tokens may occur, if financial institutions were to deny or limit banking services to businesses that hold stablecoin governance tokens or accept stablecoins as payment, which could also decrease the price of stablecoins. Similarly, the open-source nature of the blockchain networks mean the contributors and developers of the blockchain are generally not directly compensated for their contributions in maintaining and developing the blockchain, and any failure to properly monitor and upgrade the blockchain could adversely affect the blockchain and negatively affect the price of the related Digital Assets.

The liquidity of Digital Assets may also be impacted to the extent that changes in Applicable Laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for Digital Assets.

Disruptions in the Digital Asset Market may adversely affect the ENA holdings and an investment in us.

Digital Assets and Digital Asset markets are extremely volatile and any sustained or acute disruptions in Digital Asset markets could materially and adversely affect the value and liquidity of our Digital Asset holdings. Digital Asset markets have experienced, and may continue to experience, periods of extreme stress, including rapid price declines, trading halts, exchange failures, limited liquidity, and sharp reductions in network activity. Such disruptions have, and may in the future, reduce the market value and liquidity of our ENA holdings and have a negative impact on the economics and reliability of our activities, whether such disruptions are related to the Ethena protocol or not. If such disruptions occur, we may not be able to monetize or rebalance positions without a materially adverse price impact. Additionally, sharp declines in the value of ENA could also affect our ENA used as collateral and we may be forced to liquidate our ENA at unfavorable prices. Volatile and illiquid markets with respect to ENA may also impair our ability to borrow against our ENA holdings or may require us to borrow against our ENA holdings at unfavorable terms. here can be no assurance that liquidity in ENA markets will be sufficient when needed, that staking activities will remain economic or accessible, or that we will be able to mitigate the financing and liquidity impacts of Digital Asset market disruptions. The occurrence of any of the foregoing could also increase the volatility of our reported financial results and adversely affect the market price of our securities.

Future regulatory changes are impossible to predict.

Given the growth in popularity and size of the Digital Asset industry, the U.S. Congress and U.S. federal agencies have recently focused on establishing a clear framework for the regulation of Digital Assets. In the past, the SEC has brought several enforcement actions against Digital Asset market participants, including U.S.-based Digital Asset exchanges and Digital Asset issuers, for alleged violations of U.S. securities laws. However, the current administration has taken steps to position the U.S. as a global leader in the Digital Asset industry, resulting in the creation of an interagency working group that aims to propose a regulatory framework for Digital Assets in the United States.

The U.S. Congress has taken measures to introduce legislation aimed at providing clear laws relating to digital assets. Whether new legislation will be introduced remains uncertain, and it is not clear to what extent we and/or any issuer of Digital Assets we hold will be materially and adversely affected by any new laws and regulations. Separately, the SEC has established a “Crypto Task Force” to focus on providing clear guidance with respect to the application of U.S. federal securities laws in the context of Digital Assets generally, as well as for Digital Asset developers and intermediaries.

The evolving regulatory landscape creates uncertainty for the Company, as new regulations or changes to existing regulations could materially and adversely affect our business operations, financial condition, and results of operations. The effect of any future regulatory change on the Company is impossible to predict, but such change could be substantial and adverse.

The launch of central bank digital currencies (“CBDCs”) may change consumer preferences and the perceived value or prospects of Digital Assets.

The introduction of a federal and state government-issued digital currency could eliminate or reduce the need or demand for private-sector issued cryptocurrencies, or significantly limit their utility. National governments around the world could introduce CBDCs, which could in turn limit the size of the market opportunity for Digital Assets, and change consumer preferences and the perceived value or prospects of Digital Assets.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our Digital Asset holdings.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of Digital Assets.

The price of Digital Assets such as ENA, BTC, and ETH has historically been subject to dramatic price fluctuations and is highly volatile. We expect to determine the fair value of our Digital Assets based on quoted (unadjusted) prices on the CoinMarketCap, and following early adoption of ASU 2023-08,  will be required to measure our Digital Asset holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our Digital Asset in net income each reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our Class A Ordinary Shares. Conversely, any sale of Digital Assets at prices above our carrying value for such assets creates a gain for financial reporting purposes even if we would otherwise incur an economic or tax loss with respect to such transaction, which also may result in significant volatility in our reported earnings.

Due in particular to the volatility in the price of Digital Assets such as ENA, BTC, and ETH, we expect our adoption of ASU 2023-08 to increase the volatility of our financial results and it could significantly affect the carrying value of our Digital Assets on our balance sheet.

Because we intend to purchase Digital Assets in future periods and increase our overall holdings of Digital Assets, we expect that the proportion of our total assets represented by our digital assets will increase in the future. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

Pricing sources and valuation methodologies may not reflect realizable values in stress.

Our digital asset valuations depend on third-party pricing sources and principal trading venues, which may experience outages, errors, manipulation, fragmented liquidity, or methodological changes. During stressed or illiquid conditions, available quotations may not reflect realizable values, and we may be required to apply alternative valuation methods that could materially affect reported results.

The availability of spot ETPs for Bitcoin and other Digital Assets may adversely affect the market price of our Class A Ordinary Shares.

Although BTC and other Digital Assets have experienced a surge of investor attention since Bitcoin was invented in 2008, until recently investors in the United States had limited means to gain direct exposure to BTC through traditional investment channels, and instead generally were only able to hold BTC through “hosted” wallets provided by digital asset service providers or through “unhosted” wallets that expose the investor to risks associated with loss or hacking of their private keys. Given the relative novelty of Digital Assets, general lack of familiarity with the processes needed to hold Digital Assets directly, as well as the potential reluctance of financial planners and advisers to recommend direct Digital Asset holdings to their retail customers because of the manner in which such holdings are custodied, some investors have sought exposure to BTC and other Digital Assets through investment vehicles that hold BTC and other Digital Assets and issue shares representing fractional undivided interests in their underlying Digital Asset holdings. These vehicles, which were previously offered only to “accredited investors” on a private placement basis, have in the past traded at substantial premiums to net asset value, or NAV, possibly due to the relative scarcity of traditional investment vehicles providing investment exposure to Digital Assets.

On January 10, 2024, the SEC approved the listing and trading of spot Bitcoin ETPs, the shares of which can be sold in public offerings and are traded on U.S. national securities exchanges. The approved ETPs commenced trading directly to the public on January 11, 2024, with a trading volume of approximately $4.6 billion on the first trading day. Additionally, on May 23, 2024, the SEC approved rule changes permitting the listing and trading of spot ETPs that invest in ether, the main crypto asset supporting the Ethereum blockchain. The approved spot ETPs commenced trading directly to the public on July 23, 2024. To the extent investors view our Class A Ordinary Shares as providing exposure to Digital Assets, it is possible that the value of our Class A Ordinary Shares may also have included a premium over the value of our Digital Assets due to the prior scarcity of traditional investment vehicles providing investment exposure to Digital Assets or may be subject to declined due to investors now having a greater range of options to gain exposure to Digital Assets and investors choosing to gain such exposure through spot ETPs rather than our Class A Ordinary Shares. The possible listing and subsequent trading of spot ETPs for other Digital Assets offers investors another alternative to gain exposure to digital assets, which could result in a decline in the trading price of Digital Assets as well as a decline in the value of our Class A Ordinary Shares relative to the value of our Digital Assets.

Although we are an operating company with short drama streaming business, and we believe we offer a different value proposition than a passive Digital Asset investment vehicle such as a spot Bitcoin ETP or a spot ETH ETP, investors may nevertheless view our Class A Ordinary Shares as an alternative to an investment in an ETP, and choose to purchase shares of a spot BTC ETP instead of our Class A Ordinary Shares. They may do so for a variety of reasons, including if they believe that ETPs offer a “pure play” exposure to Digital Assets that is generally not subject to federal income tax at the entity level as we are, or the other risk factors applicable to an operating business, such as ours. Additionally, unlike spot ETPs, we (i) do not seek for our shares to track the value of the underlying Digital Assets we hold before payment of expenses and liabilities, (ii) do not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including Regulation M, and other securities laws, which enable spot ETPs to continuously align the value of their shares to the price of the underlying Digital Assets they hold through share creation and redemption, (iii) are a Cayman Islands corporation rather than a statutory trust, and do not operate pursuant to a trust agreement that would require us to pursue one or more stated investment objectives, and (iv) are not required to provide daily transparency as to our Digital Asset holdings or our daily NAV. Furthermore, recommendations by broker-dealers to buy, hold, or sell complex products and non-traditional ETPs, or an investment strategy involving such products, may be subject to additional or heightened scrutiny that would not be applicable to broker-dealers making recommendations with respect to our Class A Ordinary Shares. Based on how we are viewed in the market relative to ETPs, and other vehicles that offer economic exposure to digital assets, such as Bitcoin futures ETFs and leveraged BTC futures ETFs, any premium or discount in our Class A Ordinary Shares relative to the value of our Digital Asset holdings may increase or decrease in different market conditions.

As a result of the foregoing factors, availability of spot ETPs for Digital Assets on U.S. national securities exchanges could have a material adverse effect on the market price of our Class A Ordinary Shares.

We have recently announced our new Digital Assets treasury reserve strategy, and we may be unable to successfully implement it.

Our Digital Asset treasury reserve strategy has only been recently approved by our Board. Our Board also approved the restart of our ETH staking business, and in the future may extend staking to other Digital Assets, and the exploration of a broader Web3-foscused strategy. There is no assurance that we will be able to successfully implement this new strategy or operate Digital Asset-related activities at the scale or profitability currently anticipated. Successfully implementing this strategy may present organizational and infrastructure challenges, and we may not be able to fully implement or realize the intended benefits of our strategy. There can be no assurance that we will be successful in implementing its new business strategy. In addition, moving to a new business strategy may result in a loss of established efficiency, which may have a negative impact on our business. We may also face an increased amount of competition as we attempt to expand and grow its business, which may negatively impact our results of operations, cash flows and financial condition.

Our Digital Asset treasury strategy subjects us to enhanced regulatory oversight.

While we have taken the position that the Digital Assets we hold are not securities under the Securities Act or the Investment Company Act of 1940, as amended (the “ICA”), there is risk that the SEC and/or other regulatory authorities may take a different position than us with respect to the classification of these Digital Assets as securities. In the event any of the Digital Assets we hold are classified as securities by the SEC or other relevant regulatory authority, we could face significant regulatory and compliance challenges. Specifically, we may be required to register as an investment company under the ICA, which would require us to invest substantial financial and administrative resources to comply with the registration and ongoing regulatory requirements.

In addition, there has been increasing focus on the extent to which Digital Assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. While we have implemented and maintain policies and procedures reasonably designed to promote compliance with applicable anti-money laundering and sanctions laws and regulations and take care to only acquire our Digital Assets through entities subject to anti-money laundering regulation and related compliance rules in the United States, if we are found to have purchased any of our Digital Assets from bad actors that have used Digital Assets to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Digital Assets by us may be restricted or prohibited.

We may consider issuing debt or other financial instruments that may be collateralized by our Digital Assets. We may also consider pursuing strategies to create income streams or otherwise generate funds using our Digital Assets. These types of Digital Asset-related transactions are the subject of enhanced regulatory oversight and may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

Additional laws, guidance and policies may be issued by domestic and foreign regulators following the filing for Chapter 11 bankruptcy protection by FTX Trading, one of the world’s largest cryptocurrency exchanges, in November 2022. U.S. and foreign regulators have also increased, and are highly likely to continue to increase, enforcement activity, and are likely to adopt new regulatory requirements in response to FTX Trading’s collapse. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting digital assets, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in Digital Assets.

In addition, private actors that are wary of digital assets or the regulatory concerns associated with Digital Assets may in the future take further actions that may have an adverse effect on our business or the market price of our Class A Ordinary Shares.

Due to the currently unregulated nature and lack of transparency surrounding the operations of many Digital Assets trading venues, Digital Asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in Digital Asset trading venues and adversely affect the value of the Digital Assets that we hold.

Digital Asset trading venues are relatively new and, in some cases, currently unregulated. Even if regulated, such venues may not be complying with such regulations. Furthermore, there are many digital assets trading venues that do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in Digital Asset trading venues, including prominent exchanges that handle a significant volume of ENA, BTC, and ETH trading and/or are subject to regulatory oversight, in the event one or more digital asset trading venues cease or pause for a prolonged period the trading of ENA, BTC, ETH, or other Digital Assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80-95% of BTC trading volume on trading venues was false or non-economic in nature, with specific focus on currently unregulated exchanges located outside of the United States. Any actual or perceived false trading in the BTC market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of the Digital Assets we hold. Negative perception, a lack of stability in the broader digital asset markets and the closure, temporary shutdown or operational disruption of digital asset trading venues, lending institutions, institutional investors, institutional miners, custodians, or other major participants in the digital asset ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy, or for any other reason, may result in a decline in confidence in Digital Assets and the broader Digital Asset ecosystem and greater volatility in the price of Digital Assets. For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX Trading, and BlockFi filed for bankruptcy, following which the market prices of BTC, ETH, and other Digital Assets significantly declined. As the price of our Class A Ordinary shares is affected by the value of our Digital Asset holdings, the failure of a major participant in the Digital Asset ecosystem could have a material adverse effect on the market price of our Class A Ordinary Shares.

There is the possibility that one or more blockchain networks related to the Digital Assets we hold could be manipulated.

If a malicious actor or a group of malicious actors obtain control of more than 50% of the processing power dedicated to mining on a blockchain network, they may be able to alter or manipulate the blockchain network on which such blockchain network and most Digital Asset transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor(s) could control, exclude or modify the ordering of transactions, though it could not generate new Digital Assets or transactions using such control. The malicious actor could “double-spend” its own Digital Asset (i.e., spend the same Digital Asset in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor did not yield its control of the processing power on a blockchain network or the effected Digital Asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain network and ledger may not be possible. To the extent that a Digital Asset ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Digital Asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on a digital asset network will increase.

The concentration of our proposed ENA holdings could enhance the risks inherent in our Digital Asset treasury strategy.

The concentration of our planned ENA holdings limit the risk mitigation that we could take advantage of by purchasing a more diversified portfolio of treasury assets, and the absence of diversification enhances the risks inherent in our ENA acquisition strategy. Any future significant declines in the price of ENA and other Digital Assets that we hold would have, a more pronounced impact on our financial condition than if we used our cash to purchase a more diverse portfolio of assets.

Our Digital Asset holdings will be less liquid than existing cash and cash equivalents and may not be able to serve as a source of liquidity for it to the same extent as cash and cash equivalents.

Historically, the Digital Assets markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our Digital Assets at favorable prices or at all. For example, a number of BTC trading venues temporarily halted deposits and withdrawals in 2022. As a result, our Digital Asset holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, the Digital Assets we intend to hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered Digital Assets, or otherwise generate funds using our Digital Asset holdings, including in particular during times of market instability or when the price of a Digital Asset has declined significantly. If we are unable to sell any of our Digital Assets, enter into additional capital raising transactions using any of our Digital Assets as collateral, or otherwise generate funds using our Digital Assets holdings, or if we are forced to sell our Digital Assets at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our Digital Assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our Digital Assets and our financial condition and results of operations could be materially adversely affected.

Our Digital Assets are or will be held in custody accounts at Anchorage and Matrixport Cactus Custody. However in the future, we may engage other custodians for our Digital Assets. We could have a high concentration of Digital Assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, comprised access credentials, malware, or cyberattacks. Security breaches and cyberattacks are of particular concern with respect to our Digital Asset holdings. Digital Assets and the entities that provide services to participants in the Digital Asset ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in September 3021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading Digital Asset exchange and reportedly stole over $400 million in Digital Assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our Digital Assets in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our Digital Assets;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with Digital Assets or companies that operate blockchain networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of the cryptocurrency network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Digital Assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and Digital Assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work-from-home arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia-Ukraine and Israel-Hamas conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the cryptocurrency industry, including third-party services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face risks relating to the custody of our Digital Assets, including the loss or destruction of private keys required to access our Digital Assets, and cyberattacks or other data loss relating to our Digital Assets.

We hold our Digital Assets with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our Digital Assets among our custodians, and our Digital Assets holdings may be concentrated with a single custodian from time to time. In light of the significant amount of Digital Assets (e.g., ENA) we anticipate that we may hold, we continually seek to engage additional custodians to achieve a greater degree of diversification in the custody of our Digital Assets as the extent of potential risk of loss is dependent, in part, on the degree of diversification. If there is a decrease in the availability of Digital Asset custodians that we believe can safely custody our Digital Assets, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our Digital Assets, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected. In addition, holding our Digital Assets with regulated custodians could affect the availability of receiving Digital Assets that may result from “forks” of the blockchain networks if our custodians are unable to support or otherwise provide us with such Digital Assets, thereby reducing the amount of Digital Assets we may hold as a result. While our custodians carry insurance policies to cover losses for commercial crimes, cyber and cold storage, the policy limits vary per provider and would be shared among all of their customers, and subject to various limitations and exclusions (such as if a loss arises due to our failure to protect our login credentials and devices). The insurance that covers losses of our Digital Asset holdings may cover only a small fraction of the value of the entirety of our Digital Asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our Digital Assets. Moreover, our use of custodians exposes us to the risk that the Digital Assets our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such Digital Assets. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Digital Assets.

Digital Assets are controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the assets are held. While the cryptocurrency blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the cryptocurrency held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed, or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the cryptocurrency held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The cryptocurrency and blockchain ledger, as well as other Digital Assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities.

As part of our treasury management strategy, we may engage in staking, restaking, or other permitted activities that involve the use of “smart contracts” or decentralized applications. The use of smart contracts or decentralized applications entails certain risks including risks stemming from the existence of an “admin key” or coding flaws that could be exploited, potentially allowing a bad actor to issue or otherwise compromise the smart contract or decentralized application, potentially leading to a loss of our Digital Assets. Like all software code, smart contracts are exposed to risk that the code contains a bug or other security vulnerability, which can lead to loss of assets that are held on or transacted through the contract or decentralized application. Smart contracts and decentralized applications may contain bugs, security vulnerabilities or poorly designed permission structures that could result in the irreversible loss our Digital Assets.

Re-staking and smart contract rehypothecation may layer risks.

To the extent we consider re-staking or other smart-contract-based strategies, such arrangements may re-use validator credentials or delegate security to additional protocols, layering protocol and counterparty risks. Correlated failures, coding flaws, or adverse governance actions in the re-staking stack could amplify losses beyond those associated with traditional staking.

If Digital Assets that we hold are determined to constitute a security for purposes of the federal securities laws, such holdings could lead to our classification as an “investment company” under the Investment Company Act of 1940, as amended, or the ICA, and could adversely affect the market price of our Class A Ordinary Shares.

Under Sections 3(a)(1)(A) and (C) of the ICA, a company generally will be deemed to be an “investment company” for purposes of the ICA if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the ICA, and are not registered as an “investment company” under the ICA as of the date hereof.

While certain SEC officials have stated their personal view that Bitcoin is not a “security” for purposes of the federal securities laws, and the SEC closed that investigation into Ethereum 2.0 and will not pursue charges alleging that sales of ETH are securities transactions, a contrary determination by the SEC could lead to our classification as an “investment company” under the ICA, if the portion of our assets consists of investment securities that exceed the 40% safe harbor limits prescribed in the ICA. If such an event were to occur, we could be subject to significant additional regulatory controls that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

Further, the SEC, a federal court or another relevant entity could take a different view. Application of securities laws to the specific facts and circumstances of Digital Assets is complex and subject to change. Our conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on a finding that the Digital Assets we might hold, is a “security.” As such, we are at risk of enforcement proceedings against us, which could result in potential injunctions, cease-and-desist orders, fines, and penalties if the Digital Assets that we hold were determined to be a security by a regulatory body or a court. Such developments could subject us to fines, penalties, and other damages, and adversely affect our business, results of operations, financial condition, and prospects.

We monitor our assets and income for compliance under the ICA and seek to conduct our business activities in a manner such that we do not fall within its definitions of “investment company” or that we qualify under one of the exemptions or exclusions provided by the ICA and corresponding SEC regulations. If Digital Asset that we hold is determined to constitute a security for purposes of the federal securities laws, we would take steps to reduce the percentage of such holdings that constitute investment securities under the ICA. These steps may include, among others, selling Digital Assets that we might otherwise hold for the long term and deploying our cash in non-investment assets, and we may be forced to sell our Digital Assets that we hold at unattractive prices. We may also seek to acquire additional non-investment assets to maintain compliance with the ICA, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid being deemed to be an investment company in accordance with the safe harbor. If we were unsuccessful, and if any of the Digital Assets we hold is determined to constitute a security for purposes of the federal securities laws, then we would have to register as an investment company, and the additional regulatory restrictions imposed by ICA could adversely affect the market price of Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares.

If we were deemed to be an investment company, Rule 3a-2 under the ICA is a safe harbor that provides a one-year grace period for transient investment companies that have a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such one-year period), in a business other than that of investing, reinvesting, owning, holding, or trading in securities, with such intent evidenced by the company’s business activities and an appropriate resolution of its board of directors. The grace period is available not more than once every three years and runs from the earlier of (i) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (ii) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Accordingly, the grace period may not be available at the time that we seek to rely on Rule 3a-2; however, Rule 3a-2 is a safe harbor and we may rely on any exemption or exclusion from investment company status available to us under the ICA at any given time. Furthermore, reliance on Rule 3a-2, Section 3(a)(1)(C), or Rule 3a-1 could require us to take actions to dispose of securities, limit our ability to make certain investments or enter into joint ventures, or otherwise limit or change our service offerings and operations. If we were to be deemed an investment company in the future, restrictions imposed by the ICA — including limitations on our ability to issue different classes of stock and equity compensation to directors, officers, and employees and restrictions on management, operations, and transactions with affiliated persons — likely would make it impractical for us to continue our business as contemplated, and could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We may be subject to regulatory developments related to Digital Assets and Digital Asset markets, which could adversely affect our business, financial condition, and results of operations.

As Digital Assets are relatively novel and the application of Applicable Law to Digital Assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of the Digital Assets we hold. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of Digital Assets or the ability of individuals or institutions such as us to own or transfer Digital Assets.

If ENA, BTC, ETH, or other Digital Assets that we hold are determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of the Digital Assets we hold and in turn adversely affect the market price of our Class A Ordinary Shares. Moreover, the risks of us engaging in a Digital Asset treasury strategy have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and exchange-traded funds, or to obligations applicable to investment advisers.

Mutual funds, ETFs and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our treasury reserve policy or our Digital Asset strategy, our use of Digital Assets for staking, the manner in which our Digital Assets are custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our treasury reserve policy would require the approval of our Board, no shareholder or regulatory approval would be necessary. Consequently, our Board has broad discretion over the investment, staking and cash management policies it authorizes, whether in respect of our assets holdings or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding Digital Assets.

Our Digital Asset treasury strategy exposes us to risk of non-performance by counterparties

Our Digital Asset treasury strategy exposes us to the risk of non-performance by counterparties, whether contractual or otherwise. Risk of non-performance includes inability or refusal of a counterparty to perform because of a deterioration in the counterparty’s financial condition and liquidity or for any other reason. For example, our execution partners, custodians, or other counterparties might fail to perform in accordance with the terms of our agreements with them, which could result in a loss of Digital Assets, a loss of the opportunity to generate funds, or other losses.

Our primary counterparty risk with respect to our Digital Assets is custodian performance obligations under the various custody arrangements we have entered into. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the Digital Asset industry, the closure or liquidation of certain financial institutions that provided lending and other services to the Digital Asset industry, SEC enforcement actions against other providers, or placement into receivership or civil fraud lawsuit against Digital Asset industry participants have highlighted the perceived and actual counterparty risk applicable to Digital Asset ownership and trading. Although these bankruptcies, closures and liquidations have not adversely impacted the Digital Assets that we hold such as ENA, BTC, and ETH (which were only recently acquired), legal precedent created in these bankruptcy and other proceedings may increase the risk of future rulings adverse to our interests in the event one or more of our custodians becomes a debtor in a bankruptcy case or is the subject of other liquidation, insolvency or similar proceedings.

While our custodians are subject to regulatory regimes intended to protect customers in the event of a custodial bankruptcy, receivership or similar insolvency proceeding, no assurance can be provided that our custodially-held Digital Assets will not become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings. Additionally, if we pursue any strategies to create income streams or otherwise generate funds using our Digital Asset holdings, we would become subject to additional counterparty risks. Although no such strategies are contemplated at this time, we will need to carefully evaluate market conditions, including price volatility as well as service provider terms and market reputations and performance, among others, prior to implementing any such strategy, all of which could affect our ability to successfully implement and execute on any such future strategy. These risks, along with any significant non-performance by counterparties, including in particular the custodians with which we custody substantially all of our Digital Assets, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Our custodially-held Digital Assets may become part of the custodian’s insolvency estate if one or more of our custodians enters bankruptcy, receivership or similar insolvency proceedings.

If our Digital Assets held by a custodian are considered to be the property of our custodians’ estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such Digital Asset and this may ultimately result in the loss of the value related to some or all of such Digital Assets. A series of recent high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the Digital Asset industry, including the filings for bankruptcy protection by Three Arrows Capital, Celsius Network, Voyager Digital, FTX Trading and Genesis Global Capital, the closure or liquidation of certain financial institutions that provided lending and other services to the Digital Assets industry, including Signature Bank and Silvergate Bank, SEC enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by Nevada’s Department of Business and Industry, and the filing and subsequent settlement of a civil fraud lawsuit by the New York Attorney General against Genesis Global Capital, its parent company Digital Currency Group, Inc., and former partner Gemini Trust Company, have highlighted the counterparty risks applicable to owning and transacting in Digital Assets. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the Digital Asset industry in the future may further negatively impact the adoption rate, price, and use of Digital Assets, limit the availability to us of financing collateralized by Digital Assets that we hold, or create or expose additional counterparty risks. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our Digital Assets. Even if we are able to prevent our Digital Assets from being considered the property of a custodian’s bankruptcy estate as part of an insolvency proceeding, it is possible that we would still be delayed or may otherwise experience difficulty in accessing our Digital Assets held by the affected custodian during the pendency of the insolvency proceedings. Any such outcome could have a material adverse effect on our financial condition and the market price of our Class A Ordinary Shares.

A temporary or permanent blockchain “fork” to a Digital Asset blockchain network could adversely affect our business.

Blockchain protocols, including Ethena, Bitcoin and Ethereum, are open source. Any user can propose modifications to the protocol software. If a substantial majority of participants—such as miners in proof-of-work systems or validators in proof-of-stake systems—agree to adopt a proposed change, the modification may be implemented, allowing the protocol to evolve without disrupting network functionality. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork”, i.e., “split” of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s Digital Asset lacking interchangeability. A “hard fork” – where there is disagreement among the users about the rules of the network – can have a significant negative impact on value of the Digital Asset.

Bitcoin has been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked Digital Assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked Digital Assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked Digital Assets, and which results in further confusion to customers as to the nature of assets they hold on platforms, and which can negatively impact the value of the Digital Assets. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, or any of their forked alternatives.

Furthermore, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least September 3016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making Digital Assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

We intend to recognize forked and airdropped assets consistent with our custodians. We may not immediately or ever have the ability to withdraw a forked or airdropped BTC and/or ETH by virtue of BTC and/or ETH that we hold with our custodians. Future forks may occur at any time. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our and our assets.

The due diligence procedures conducted by us and our liquidity provider to mitigate transaction risk may fail to prevent transactions with a sanctioned entity.

We execute trades through our liquidity providers, and rely on these third parties to implement controls and procedures to mitigate the risk of transacting with sanctioned entities. While we expect our third-party service providers to conduct their business in compliance with applicable laws and regulations and in accordance with our contractual arrangements, there is no guarantee that they will do so. Accordingly, we are exposed to risk that our due diligence procedures may fail. If we are found to have transacted in Digital Assets with bad actors that have used Digital Assets to launder money or with persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in Digital Assets by us may be restricted or prohibited.

Staking introduces a risk of loss of Digital Assets we stake, which could adversely affect the value of our Class A Ordinary Shares.

As part of our Digital Asset treasury strategy, we may participate in process referred to as “staking” which involves deploying our Digital Assets that are intrinsically linked to the programmatic functioning of a public, permissionless network, for which we may earn compensation in consideration for securing the underlying blockchain network (“Staking”). Staking introduces risk of loss of the Digital Assets we stake. None of the Company’s Digital Assets, including potentially staked assets, are subject to the protections enjoyed by depositors or customers of institutions with FDIC or SIPC membership. However, many Digital Asset networks, including the Ethereum network, imposes three types of sanctions for validator misbehavior or inactivity, which would result in a portion of staked Digital Assets (e.g., ETH) being destroyed or “burned”: penalties, slashing and inactivity leaks.

A validator may face penalties if it fails to take certain actions, such as providing a timely attestation to a block proposed by another validator. Under this scenario, a validator’s staked Digital Assets could be burned in an amount equal to the reward to which it would have been entitled for performing the actions.

A more severe sanction (i.e., “slashing”) is imposed if a validator commits malicious acts related to the proposal or attestation of blocks with invalid transactions. Slashing can result in the validator having a portion of its staked Digital Assets immediately burned. After this initial slashing, the validator is queued for forceful removal from the blockchain network’s validator “pool,” and more of the validator’s stake is burned over a period of approximately 36 days (as is the case for the Ethereum network), with the exact amount of Digital Assets burned and time period determined by the protocol regardless of whether the validator makes any further slashable errors, at which point the validator is automatically removed from the validator pool.

In the case of the Ethereum network, staked ETH may also be burned through a process known as an “inactivity leak,” which is triggered if the Ethereum protocol has gone too long without finalizing a new block. For a new block to be successfully added to the blockchain, validators that account for at least two-thirds of all staked ETH must agree on the validity of a proposed block. This means that if validators representing more than one-third of the total staked ETH are offline, no new blocks can be finalized. To prevent this, an inactivity leak causes the ETH staked by the inactive validators to gradually “bleed away” until these inactive validators represent less than one-third of the total stake, thereby allowing the remaining active validators to finalize proposed blocks. This provides a further incentive for validators to remain online and continue performing validation activities.

There can be no guarantee that penalties, slashing or inactivity leaks and resulting losses will not occur as a result of the activities of a Staking provider. Furthermore, a Staking provider’s liability to the Company is expected to be limited, and a Staking provider may lack the assets or insurance in order to support the recovery of any losses incurred. While the Staking arrangements may provide for indemnification up to a specified cap, slashing insurance or other reimbursement programs, there can be no guarantee that the Company would recover any of its staked assets, or the value thereof, if it is subject to sanctions imposed by the applicable blockchain network.

Validator concentration and correlated infrastructure failures could amplify losses.

Our reliance on a limited set of validator software stacks, infrastructure providers, or cloud regions may create concentration risk. A defect, exploit, or outage affecting commonly used validator clients or a disruption in a particular cloud region could simultaneously impact multiple validators and lead to missed rewards, slashing events, or prolonged downtime.

Staked Digital Assets may be inaccessible for a variable period of time, determined by a range of factors, which could result in certain liquidity risk to the Company.

Staking Digital Assets are subject to the applicable protocol’s network rules and requirements. For example, under current Ethereum network protocols, staked ETH tokens are permitted to be un-staked by the holder of such ETH tokens. However, as part of the “activating” and “exiting” processes of staking, staked ETH tokens will be inaccessible for a variable period of time determined by a range of factors, including network congestion, resulting in certain liquidity risks. “Activation” is the funding of a validator to be included in the active set, thereby allowing the validator to participate in the Ethereum network’s proof-of-stake consensus protocol. “Exit” is the request to exit from the active set and no longer participate in the Ethereum network’s proof-of-stake consensus protocol. As part of these “activating” and “exiting” processes of staking on the Ethereum network, any staked ETH will be inaccessible for a period of time. The duration of activating and exiting periods are dependent on a range of factors, including network conditions. However, depending on demand, un-staking can take between hours, days or weeks to complete. This can result in certain liquidity risk, which the Company will seek to manage through a range of risk management methods.

Liquid staking tokens may deviate from underlying value and introduce additional risks.

If we obtain staking exposure through liquid staking protocols that issue liquid staking tokens (“LSTs”), the market price of such tokens may diverge from the value of the underlying staked asset and accrued rewards, and we may be required to sell at disadvantageous prices to meet liquidity needs. LSTs are also subject to validator slashing risk, custodian compromise, and smart contract vulnerabilities, which could result in partial or total losses.

The Company will be dependent on third parties to effectively execute the Company’s Staking arrangements.

As the management currently anticipates that Staking will be carried out by the custodian and third-party Staking providers, the amount of staking rewards that the Company’s staking activity will generate will be dependent on the performance of the custodian and the staking provider, including the adequacy and reliability of the hardware and software utilized by the Staking provider. If the custodian or the Staking provider experience service outages or otherwise are unable to optimally execute the Staking of the Company’s Digital Assets, the Company’s staking rewards may be adversely affected.

The regulatory landscape surrounding Staking may change.

On May 29, 2025, the SEC’s Division of Corporation Finance (the “Staff”) issued a Staff statement entitled “Certain Protocol Staking Activities” (the “Statement”) expressing its view that certain protocol-level staking of crypto asset on public proof-of-stake (“PoS”) blockchain networks, as well as many types of staking services, do not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act constitute an “offer or sale of securities” subject to SEC enforcement oversight.  We note that the Statement only reflects the SEC Staff’s current interpretation of Applicable Law, does not represent a formal position taken by SEC, does not change any current law, and is subject to change.

Token unlocks and supply overhang may pressure prices and liquidity.

For digital assets subject to vesting or scheduled unlocks, increases in circulating supply can create supply overhang, reduce liquidity support at prior price levels, and increase volatility around unlock events. We may consider projected unlocks in our position sizing and liquidity buffers, but there can be no assurance they will not adversely affect prices.

Some Digital Assets do not have a cap on supply.

Some Digital Assets we hold may not have a cap on the total supply. For example, the rate at which new ETH are issued and put into circulation is expected to vary. The Ethereum network has no formal cap on the total supply of ETH and the supply could theoretically be unlimited, which could put downward pressure on the price of ETH and other Digital Assets with a similar structure.

A disruption of the Internet may affect Digital Asset network operations, which may adversely affect the Digital Asset industry and an investment in us.

Blockchain networks rely on the Internet. A significant disruption of Internet connectivity (i.e., one that affects large numbers of users or geographic regions) could disrupt one or more blockchain networks’ functionality and operations until the disruption in the Internet is resolved. A disruption in the Internet could adversely affect an investment in us.

Blockchain networks’ decentralized governance structures may negatively affect their ability to grow and respond to challenges.

The governance of decentralized networks, such as the Ethereum network, is by voluntary consensus and open competition. In other words, the Ethereum network has no central decision-making body or clear manner in which participants can come to an agreement other than through voluntary, widespread consensus. As a result, a lack of widespread consensus in the governance of the Ethereum network may adversely affect the network’s utility and ability to adapt and face challenges, including technical and scaling challenges. Historically the development of the source code of the Ethereum network has been overseen by the core developers. However, the Ethereum network would cease to operate successfully without both validators and users, and the core developers cannot formally compel them to adopt the changes to the source code desired by core developers, or to continue to render services or participate in the Ethereum network. As a general matter, the governance of the Ethereum network generally depends on most of members of the Ethereum community ultimately reaching some form of voluntary agreement on significant changes.

The decentralized governance of the Ethereum network may make it difficult to find or implement solutions or marshal sufficient effort to overcome existing or future problems, especially protracted ones requiring substantial directed effort and resource commitment over a long period of time, such as scaling challenges. Deeply-held differences of opinion have led to forks in the past, such as between Ethereum and Ethereum Classic, and could lead to additional forks in the future, with potentially divisive effects. The Ethereum network’s failure to overcome governance challenges could exacerbate problems experienced by the network or cause the network to fail to meet the needs of its users, and could cause users, miners, and developer talent to abandon the Ethereum network or to choose competing blockchain protocols, or lead to a drop in speculative interest, which could cause the value of ETH to decline. If the Ethereum community is unable to reach consensus in the future, it could have adverse consequences for the network or lead to a fork, which could affect the value of Ethereum.

Tax treatment of certain digital asset activities remains uncertain.

The tax characterization of staking rewards, re-staking yields, airdrops, token splits, and similar events remains unsettled in various jurisdictions. Adverse or changing tax interpretations could increase our tax liabilities, require reclassification of prior period items, or affect our after-tax returns.

Incorporation by Reference

This report, including exhibits 10.1 and 10.2, shall be deemed to be  incorporated by reference in the registration statements on  Form S-8 (File No. 333-277227), Form F-3 (File No. 333-283739) and  Form S-8 (File No. 333-289715), and Form F-3 (File No. 333-290026), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit No.	Description of Document
10.1	Master Purchase And Sale Agreement For Digital Assets With A1 Ltd (Incorporated by reference to Exhibit 10.1 to the Company’s Amendment No.1 to Form F-3 filed with the Commission on November 25, 2025)
10.2	Custody Agreement With Matrix Trust Company Limited (Incorporated by reference to Exhibit 10.2 to the Company’s Amendment No.1 to Form F-3 filed with the Commission on November 25, 2025)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

	By:	/s/ Yucheng Hu
Yucheng Hu
Chief Executive Officer

Dated: November 26, 2025